SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 15)


                           M & F Worldwide Corp.
                              (Name of issuer)


                   Common Stock, par value $.01 per share
             --------------------------------------------------
                       (Title of class of securities)


                                 552541104
                  ----------------------------------------
                               (CUSIP number)


                             Barry F. Schwartz
                            35 East 62nd Street
                          New York, New York 10021
                               (212) 572-8600
           -----------------------------------------------------
               (Name, address and telephone number of person
             authorized to receive notices and communications)


                             December 21, 2001
                            -------------------
                       (Date of event which requires
                         filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                             Page 1 of 9 Pages
                          Exhibit Index on Page 9



CUSIP No. 552541104                13D               Page   2   of  9  Pages

-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                  Mafco Holdings Inc.

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                  (b) |_|

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                  WC

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)               |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

-------------------------------------------------------------------------------
       NUMBER OF            7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY               0
        OWNED BY            ---------------------------------------------------
          EACH              8    SHARED VOTING POWER
       REPORTING
         PERSON                  8,473,800
          WITH              ---------------------------------------------------
                            9    SOLE DISPOSITIVE POWER

                                 0
                            ---------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                 8,473,800

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,473,800

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      |_|
         CERTAIN SHARES

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  43.2%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
-------------------------------------------------------------------------------



CUSIP No. 552541104               13D                Page   3   of  9  Pages


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Consolidated Holdings Inc.

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |_|

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                   |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

-------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                0
        OWNED BY            ---------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                   6,648,800
          WITH              ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  6,648,800

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       |_|
         CERTAIN SHARES

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            33.9%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
-------------------------------------------------------------------------------



CUSIP No. 552541104            13D                   Page   4   of  9  Pages


-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Mafco Consolidated Group Inc.

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |_|
                                                                     (b) |_|

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

-------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 0
        OWNED BY            ---------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                   6,648,800
          WITH              ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  6,648,800

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,648,800

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        |_|
         CERTAIN SHARES

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            33.9%

-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
-------------------------------------------------------------------------------



CUSIP No. 552541104                      13D          Page   5   of  9  Pages



-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            PX Holding Corporation

-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) |_|
                                                                (b) |_|

-------------------------------------------------------------------------------
3        SEC USE ONLY

-------------------------------------------------------------------------------
4        SOURCE OF FUNDS
            WC

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                     |_|

-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
-------------------------------------------------------------------------------
       NUMBER OF            7     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                0
        OWNED BY            ---------------------------------------------------
          EACH              8     SHARED VOTING POWER
       REPORTING
         PERSON                   1,500,000
          WITH              ---------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                                  0
                            ---------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  1,500,000

-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,500,000

-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       |_|
         CERTAIN SHARES

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.6%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
-------------------------------------------------------------------------------



         This statement amends and supplements the Statement on Schedule 13D dated June 26, 1995, as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, Amend ment No. 9 thereto dated August 15, 2000, Amendment No. 10 thereto dated November 9, 2000, Amendment No. 11 thereto dated April 20, 2001 Amendment No. 12 thereto dated April 24, 2001, Amendment No. 13 thereto dated October 12, 2001, and Amendment No. 14 thereto dated November 16, 2001, (the "Schedule 13D"), filed with the Securities and Exchange Commission by Mafco Holdings Inc., a Delaware corporation ("Mafco Holdings"), Mafco Consolidated Group, Inc., a Delaware Corporation, Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation, and PX Holding Corporation, a Delaware corporation("PX Holding"), in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock") of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.


Item 3.  Source and Amount of Funds or Other consideration.

         Item 3 is hereby amended by adding the following at the end thereof:

         The funds required for the purchase of the Preferred Stock purchased on December 21, 2001 referred to in Item 4, below, were obtained by PX Holding from cash on hand of its affiliates.


Item 4.  Purpose of Transaction.

         Item 4 is hereby amended by adding the following at the end thereof:

         On December 21, 2001, pursuant to the Mafco Letter Agreement and a letter agreement dated as of December 21, 2001 between Mafco Holdings and the Company (the "December 21 Letter Agreement"), PX Holding provided to the Company $10,000,000 in exchange for 666,667 newly-issued shares of Preferred Stock.

         The Company and PX Holding entered into a letter agreement (the "Registration Rights Agreement Amendment Letter"), dated as of December 21, 2001, pursuant to which the Company and PX Holding agreed to amend the Registration Rights Agreement to, among other things, include within the definition of "Registrable Securities" the shares of Preferred Stock referred to in the preceding paragraph.

         A copy of the December 21 Letter Agreement is attached hereto as
Exhibit 17 and a copy of the Registration Rights Agreement Amendment Letter is attached hereto as Exhibit 18. The description of the December 21 Letter Agreement and the Registration Rights Agreement Amendment Letter are qualified in their entirety by reference to the December 21 Letter Agreement and the Registration Rights Agreement Amendment Letter.


Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended by adding the following:

         Pursuant to the December 21 Letter Agreement, PX Holding received 666,667 shares of Preferred Stock. As a result, PX Holding beneficially owns 8,348,820 shares of voting stock, representing approximately 31.5% of the total voting stock of the Company. By virtue of its ownership of 100% of the common stock of Mafco Consolidated Holdings and 100% of the common stock of PX Holding, Mafco Holdings may be deemed to share beneficial ownership of 15,322,620 shares of voting stock, representing approximately 57.9% of the total voting stock of the Company.


Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended to add the following at the end thereof:

         Exhibit 18 December 21 Letter Agreement, dated as of December 21, 2001, between Mafco Holdings Inc. and M & F Worldwide Corp.

         Exhibit 19 Registration Rights Agreement Amendment Letter, dated as of December 21, 2001, between PX Holding Corporation and M & F Worldwide Corp.


                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


Dated: December 28, 2001


                                   MAFCO HOLDINGS INC.
                                   MAFCO CONSOLIDATED HOLDINGS INC.
                                   MAFCO CONSOLIDATED GROUP INC.
                                   PX HOLDING CORPORATION


                                   By: /s/ Glenn P. Dickes
                                       ------------------------------------
                                       Glenn P. Dickes
                                       Secretary



                               EXHIBIT INDEX



Exhibit

18 December 21 Letter Agreement, dated as of December 21, 2001, between Mafco Holdings Inc. and M & F Worldwide Corp.

19 Registration Rights Agreement Amendment Letter, dated as of December 21, 2001, between PX Holding Corporation and M &
                 F Worldwide Corp.